Exhibit 99.2


                                        ENDESA S.A. AND SUBSIDIARIES
                                        CONSOLIDATED BALANCE SHEETS
                                 AS OF MARCH 31, 2003 AND DECEMBER 31, 2002
                                                (Unaudited)

                                          ------------------------------------------------------------------
                                               Euro Million
                                          ------------------------------------------------------------------
ASSETS                                                 31.03.03         31.12.02          Variation
                                          ------------------------------------------------------------------
Utility plant and intangible assets                      27,324           28,259        (935)         -3.31%
Financial investments                                     6,937            7,533        (596)         -7.91%
Goodwill                                                  4,723            4,970        (247)         -4.97%
Deferred charges                                            664              538         126          23.42%
Current assets                                            9,348            6,876       2,472          35.95%
TOTAL                                                    48,996           48,176         820           1.70%
                                          ----------------------


                                          ------------------------------------------------------------------
STOCKHOLDERS' EQUITY                           Euro Million
                                          ------------------------------------------------------------------
AND LIABILITES                                         31.03.03         31.12.02          Variation
                                          ------------------------------------------------------------------
Stockholder's equity                                      8,670            8,043         627           7.80%
  Subscribed capital stock                                1,271            1,271                       0.00%
  Reserves                                                9,924            8,728       1,196          13.70%
  FX translation differences                             (3,194)          (3,226)         32           0.99%
  Income allocable to the controlling
   company                                                  669            1,270        (601)        -47.32%
Minority interests                                        4,697            3,175       1,522          47.94%
Negative goodwill                                            13               13                       0.00%
Deferred revenues                                         1,378            1,356          22           1.62%
Provisions for contingencies and expenses                 4,342            4,221         121           2.87%
Long term debt                                           19,668           19,786        (118)         -0.60%
Current liabilities                                      10,228           11,582      (1,354)        -11.69%
TOTAL                                                    48,996           48,176         820           1.70%
                                          ----------------------






                                        ENDESA S.A. AND SUBSIDIARIES
                                      CONSOLIDATED STATEMENTS OF INCOME
                                FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002
                                                 (Unaudited)


                                                              -----------------------------------------------
                                                               Euro Million
                                                              -----------------------------------------------
                                                               March 31 '03  March 31 '02 Variation
                                                              --------------------------------------
OPERATING REVENUES                                                    4,014         4,448      (434)   -9.76%
  Sales                                                               3,927         4,374      (447)  -10.22%
  Capitalized expenses                                                   42            38         4    10.53%
  Other operating revenues                                               45            36         9    25.00%

OPERATING EXPENSES                                                    3,150         3,601      (451)  -12.52%
  Purchases                                                           2,171         2,528      (357)  -14.12%
    Electricity purchased                                             1,380         1,718      (338)  -19.67%
    Raw materials and other supplies                                    595           636       (41)   -6.45%
    Power transmission and other external expenses                      196           174        22    12.64%
  Personnel expenses                                                    286           317       (31)   -9.78%
  Depreciation and amortization                                         394           447       (53)  -11.86%
  Change in operating provisions                                         13            23       (10)  -43.48%
  Other operating expenses                                              286           286               0.00%

OPERATING INCOME                                                        864           847        17     2.01%

FINANCIAL REVENUES                                                      234           129       105    81.40%
  Financial revenues                                                     58            63        (5)   -7.94%
  Foreign exchange gains                                                130            48        82   170.83%
  Monetary adjustments                                                   46            18        28   155.56%

FINANCIAL EXPENSES                                                      421           998      (577)  -57.82%
  Financial expenses                                                    355           376       (21)   -5.59%
  Change in provisions for financial investments                                        1        (1) -100.00%
  Foreign exchange losses                                                66           621      (555)  -89.37%

FINANCIAL INCOME (LOSS)                                                (187)         (869)      682    78.48%

  Equity in the income (loss)  of companies carried by the
   equity method                                                        (13)          (49)       36    73.47%
  Amortization of goodwill and reverse negative goodwill                (74)          (90)       16   -17.78%
ORDINARY INCOME (LOSS)                                                  590          (161)      751   466.46%

NONOPERATING INCOME (LOSS)                                              528           679      (151)  -22.24%

CONSOLIDATED INCOME BEFORE INCOME TAXES                               1,118           518       600   115.83%
  Income taxes                                                          301            65       236   363.08%

CONSOLIDATED INCOME FOR THE YEAR                                        817           453       364    80.35%
  Income allocated to minority interests                                148          (314)      462   147.13%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                669           767       (98)  -12.78%
  Net income per share (expressed in euros)                            0.63          0.72     -0.09   -12.78%
                                                              --------------

                                                              --------------
Cash flow                                                               991           730       261    35.75%
EBITDA                                                                1,258         1,294       (36)   -2.78%
                                                              --------------



                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                BY BUSINESS LINES
                       FOR THE PERIOD ENDED MARCH 31, 2003
                                   (Unaudited)
                                                 Amounts in Euro Million

                                                   DOMESTIC     LATAM     EUROPE                                        OTHER
                                                 ELECTRICITY ELECTRICITYELECTRICITY                                   BUSINESESS
 -------------------------------------------------------------------------------------------------------------------------------
 OPERATING REVENUES                                    2,518        872        586                                           38
   Sales                                               2,470        844        582                                           31
   Capitalized expenses                                   25         13          3                                            1
   Other operating revenues                               23         15          1                                            6

 OPERATING EXPENSES                                    2,058        581        479                                           32
   Purchases                                           1,418        326        415                                           12
     Electricity purchased                               926        226        228
     Raw materials and other supplies                    358         42        186                                            9
     Power transmission and other external
      expenses                                           134         58          1                                            3
   Personnel expenses                                    208         56         18                                            4
   Depreciation and amortization                         256        103         28                                            7
   Change in operating provisions                          7          5                                                       1
   Other operating expenses                              169         91         18                                            8

 OPERATING INCOME                                        460        291        107                                            6

 FINANCIAL REVENUES                                       51        181          1                                            1
   Financial revenues                                     27         29          1                                            1
   Foreign exchange gains                                 24        106
   Monetary adjustments                                              46

 FINANCIAL EXPENSES                                      154        229         14                                           24
   Financial expenses                                    154        164         14                                           23
   Change in provisions for financial investments
   Foreign exchange losses                                           65                                                       1

 FINANCIAL INCOME (LOSS)                                (103)       (48)       (13)                                         (23)

   Equity in the income (loss)  of companies
    carried by the equity method                           2          5          8                                          (28)
   Amortization of goodwill and reverse negative
    goodwill                                                        (45)       (23)                                          (6)
 ORDINARY INCOME (LOSS)                                  359        203         79                                          (51)

 NONOPERATING INCOME (LOSS)                              605        (72)        (1)                                          (4)

 CONSOLIDATED INCOME BEFORE INCOME TAXES                 964        131         78                                          (55)
   Income taxes                                          253         27         31                                          (10)

 CONSOLIDATED INCOME FOR THE YEAR                        711        104         47                                          (45)
   Income allocated to minority interests                  2        123         22                                            1

 INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
  COMPANY                                                709        (19)        25                                          (46)
 ------------------------------------------------


 ------------------------------------------------
   Cash flow                                             426        430        122                                           13
   EBITDA                                                716        394        135                                           13
 ------------------------------------------------




                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                    NATIONAL
                      FOR THE PERIODS ENDED MARCH 31, 2003
                                    AND 2002
                                   (Unaudited)
DOMESTIC ELECTRICITY BUSINESS
------------------------------------------------------------------------------------------------------------------------
                                                               Euro Million
                                                             -----------------------------------------------------------
                                                               March 31 '03  March 31 '02 Variation
                                                             --------------------------------------
OPERATING REVENUES                                                     2,518        2,811     (293)              -10.42%
  Sales                                                                2,470        2,777     (307)              -11.06%
  Capitalized expenses                                                    25           17        8                47.06%
  Other operating revenues                                                23           17        6                35.29%

OPERATING EXPENSES                                                     2,058        2,385     (327)              -13.71%
  Purchases                                                            1,418        1,785     (367)              -20.56%
    Electricity purchased                                                926        1,315     (389)              -29.58%
    Raw materials and other supplies                                     358          390      (32)               -8.21%
    Power transmission and other external expenses                       134           80       54                67.50%
  Personnel expenses                                                     208          211       (3)               -1.42%
  Depreciation and amortization                                          256          264       (8)               -3.03%
  Change in operating provisions                                           7           15       (8)              -53.33%
  Other operating expenses                                               169          110       59                53.64%

OPERATING INCOME                                                         460          426       34                 7.98%

FINANCIAL REVENUES                                                        51            9       42               466.67%
  Financial revenues                                                      27            8       19               237.50%
  Foreign exchange gains                                                  24            1       23              2300.00%

FINANCIAL EXPENSES                                                       154          152        2                 1.32%
  Financial expenses                                                     154          148        6                 4.05%
  Foreign exchange losses                                                               4       (4)             -100.00%

FINANCIAL INCOME (LOSS)                                                 (103)        (143)      40                27.97%

  Equity in the income (loss)  of companies carried by the
   equity method                                                           2           10       (8)              -80.00%
  Amortization of goodwill and reverse negative goodwill                               (1)       1              -100.00%
ORDINARY INCOME (LOSS)                                                   359          292       67                22.95%

NONOPERATING INCOME (LOSS)                                               605          867     (262)              -30.22%

CONSOLIDATED INCOME BEFORE INCOME TAXES                                  964        1,159     (195)              -16.82%
  Income taxes                                                           253          156       97                62.18%

CONSOLIDATED INCOME FOR THE YEAR                                         711        1,003     (292)              -29.11%
  Income allocated to minority interests                                   2            1        1               100.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                 709        1,002     (293)              -29.24%
                                                             ----------------

                                                             ----------------
  Cash flow                                                              426          296      130                43.92%
  EBITDA                                                                 716          690       26                 3.77%
                                                             ----------------






                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                  LATIN AMERICA
                  FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002
                                   (Unaudited)

LATIN AMERICAN ELECTRICITY  BUSINESS
--------------------------------------------------------------------------------------------------------------------------------
                                                        Euro Million
                                                      --------------------------------------------------------------------------
                                                        March 31 '03    March 31 '02    Variation
                                                      --------------------------------------------
OPERATING REVENUES                                                872            1,139       (267)                       -23.44%
  Sales                                                           844            1,107       (263)                       -23.76%
  Capitalized expenses                                             13               19         (6)                       -31.58%
  Other operating revenues                                         15               13          2                         15.38%

OPERATING EXPENSES                                                581              804       (223)                       -27.74%
  Purchases                                                       326              430       (104)                       -24.19%
    Electricity purchased                                         226              316        (90)                       -28.48%
    Raw materials and other supplies                               42               48         (6)                       -12.50%
    Power transmission and other external expenses                 58               66         (8)                       -12.12%
  Personnel expenses                                               56               79        (23)                       -29.11%
  Depreciation and amortization                                   103              144        (41)                       -28.47%
  Variation in operating provisions                                 5                8         (3)                       -37.50%
  Other operating expenses                                         91              143        (52)                       -36.36%

OPERATING INCOME                                                  291              335        (44)                       -13.13%

FINANCIAL REVENUES                                                181              118         63                         53.39%
  Financial revenues                                               29               53        (24)                       -45.28%
  Foreign exchange gains                                          106               47         59                        125.53%
  Monetary adjusments                                              46               18         28                        155.56%

FINANCIAL EXPENSES                                                229              811       (582)                       -71.76%
  Financial expenses                                              164              195        (31)                       -15.90%
  Foreign exchange losses                                          65              616       (551)                       -89.45%

FINANCIAL INCOME (LOSS)                                           (48)            (693)       645                         93.07%

  Equity in the income (loss)  of companies carried by
   the equity method                                                5               (1)         6                        600.00%
  Amortization of goodwill                                        (45)             (56)        11                        -19.64%
ORDINARY INCOME (LOSS)                                            203             (415)       618                        148.92%

NONOPERATING INCOME (LOSS)                                        (72)            (182)       110                         60.44%

CONSOLIDATED INCOME BEFORE INCOME TAXES                           131             (597)       728                        121.94%
  Income taxes                                                     27              (78)       105                        134.62%

CONSOLIDATED INCOME FOR THE YEAR                                  104             (519)       623                        120.04%
  Income allocated to minority interests                          123             (336)       459                        136.61%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                          (19)            (183)       164                         89.62%
                                                      ----------------

                                                      ----------------
  Cash flow                                                       430              326        104                         31.90%
  EBITDA                                                          394              479        (85)                       -17.75%
                                                      ----------------






                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                     EUROPE
                  FOR THE PERIOD ENDED MARCH 31, 2003 AND 2002
                                   (Unaudited)

EUROPEAN ELECTRICITY BUSINESS
---------------------------------------------------------------------------------------------------------------------
                                                            Euro Million
                                                          -----------------------------------------------------------
                                                            March 31 '03    March 31 '02          Variation
                                                          -----------------------------------------------------------
OPERATING REVENUES                                                     586           430      156              36.28%
  Sales                                                                582           428      154              35.98%
  Capitalized expenses                                                   3             1        2             200.00%
  Other operating revenues                                               1             1                        0.00%

OPERATING EXPENSES                                                     479           346      133              38.44%
  Purchases                                                            415           278      137              49.28%
    Electricity purchased                                              228            87      141             162.07%
    Raw materials and other supplies                                   186           168       18              10.71%
    Power transmission and other external expenses                       1            23      (22)            -95.65%
  Personnel expenses                                                    18            19       (1)             -5.26%
  Depreciation and amortization                                         28            29       (1)             -3.45%
  Variation in operating provisions
  Other operating expenses                                              18            20       (2)            -10.00%

OPERATING INCOME                                                       107            84       23              27.38%

FINANCIAL REVENUES                                                       1                      1                N/A
  Financial revenues                                                     1                      1                N/A

FINANCIAL EXPENSES                                                      14            14                        0.00%
  Financial expenses                                                    14            14                        0.00%

FINANCIAL INCOME (LOSS)                                                (13)          (14)       1               7.14%

  Equity in the income (loss)  of companies carried by the
   equity method                                                         8             7        1              14.29%
  Amortization of goodwill                                             (23)          (23)                       0.00%
ORDINARY INCOME (LOSS)                                                  79            54       25              46.30%

NONOPERATING INCOME (LOSS)                                              (1)                    (1)               N/A

CONSOLIDATED INCOME BEFORE INCOME TAXES                                 78            54       24              44.44%
  Income taxes                                                          31            19       12              63.16%

CONSOLIDATED INCOME FOR THE YEAR                                        47            35       12              34.29%
  Income allocated to minority interests                                22            19        3              15.79%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                25            16        9              56.25%
                                                          -----------------

                                                          -----------------
  Cash flow                                                            122            94       28              29.79%
  EBITDA                                                               135           113       22              19.47%
                                                          -----------------






                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                OTHER BUSINESSES
                  FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002
                                   (Unaudited)

OTHER BUSINESSES
----------------------------------------------------------------------------------------------------------------------------------
                                                         Euro Million
                                                        --------------------------------------------------------------------------
                                                         March 31 '03    March 31 '02   Variation
                                                        ------------------------------------------
OPERATING REVENUES                                                  38              68        (30)                         -44.12%
  Sales                                                             31              62        (31)                         -50.00%
  Capitalized expenses                                               1               1          0                             N/A
  Other operating revenues                                           6               5          1                           20.00%

OPERATING EXPENSES                                                  32              66        (34)                         -51.52%
  Purchases                                                         12              35        (23)                         -65.71%
    Electricity purchased                                                                       0
    Raw materials and other supplies                                 9              30        (21)                         -70.00%
    Power transmission and other external expenses                   3               5         (2)                         -40.00%
  Personnel expenses                                                 4               8         (4)                         -50.00%
  Depreciation and amortization                                      7              10         (3)                         -30.00%
  Variation in operating provisions                                  1                          1                             N/A
  Other operating expenses                                           8              13         (5)                         -38.46%

OPERATING INCOME                                                     6               2          4                          200.00%

FINANCIAL REVENUES                                                   1               2         (1)                         -50.00%
  Financial revenues                                                 1               2         (1)                         -50.00%

FINANCIAL EXPENSES                                                  24              21          3                           14.29%
  Financial expenses                                                23              19          4                           21.05%
  Change in provisions for financial investments                                     1         (1)                        -100.00%
  Foreign exchange losses                                            1               1          0                            0.00%

FINANCIAL INCOME (LOSS)                                            (23)            (19)        (4)                         -21.05%

  Equity in the income (loss)  of companies carried by
   the equity method                                               (28)            (65)        37                           56.92%
  Amortization of goodwill                                          (6)            (10)         4                          -40.00%
ORDINARY INCOME (LOSS)                                             (51)            (92)        41                           44.57%

NONOPERATING INCOME (LOSS)                                          (4)             (6)         2                           33.33%

CONSOLIDATED INCOME BEFORE INCOME TAXES                            (55)            (98)        43                           43.88%
  Income taxes                                                     (10)            (32)        22                           68.75%

CONSOLIDATED INCOME FOR THE YEAR                                   (45)            (66)        21                           31.82%
  Income allocated to minority interests                             1               2         (1)                         -50.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY           (46)            (68)        22                           32.35%
                                                        ---------------

                                                        ---------------
  Cash flow                                                         13              14         (1)                          -7.14%
  EBITDA                                                            13              12          1                            8.33%
                                                        ---------------






                          ENDESA S.A. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                    FOR THE PERIODS ENDED MARCH 31, 2003 AND
                                      2002
                                   (Unaudited)

                                                      ----------------------------------------------------------
                                                        Euro Million
                                                      ----------------------------------------------------------
FUNDS  OBTAINED FROM                                    March 31 '03    March 31 '02            Variation
                                                      ----------------------------------------------------------
 Operations                                                       991              730        261         35.75%
 Disposal of consolidated companies                                              1,684     (1,684)      -100.00%
 Sale of fixed assets                                           1,835               49      1,786       3644.90%
 Disposal of shares of the controlling company                     34                          34           N/A
 Repayment or transfers to short-term of financial
  investment                                                       39               55        (16)       -29.09%
 Capital subsidies and deferred revenues                           44              101        (57)       -56.44%
 Contributions by minority interests and holders of
  parent company                                                1,388                       1,388           N/A
TOTAL FUNDS OBTAINED                                            4,331            2,619      1,712         65.37%
                                                      ----------------


                                                      ----------------------------------------------------------
                                                        Euro Million
                                                      ----------------------------------------------------------
FUNDS  USED FOR                                         March 31 '03    March 31 '02            Variation
                                                      ----------------------------------------------------------
 Intangible assets and utility plant                              390              395         (5)       -1.27%
 Financial investments                                             87              381       (294)      -77.17%
 Acquisition of shares of the consolidated companies                               127       (127)     -100.00%
 Capital reduction of the controlling company and
  dividends allocated to minority interests                        29               46        (17)      -36.96%
 Net change of debt                                             2,497            1,436      1,061        73.89%
 Provisions for contingencies and expenses and long
  term creditors                                                  132              101         31        30.69%
TOTAL FUNDS USED                                                3,135            2,486        649        26.11%
                                                      ----------------


                                                      ----------------
INCREASE IN WORKING CAPITAL                                     1,196              133
DECREASE IN WORKING CAPITAL
                                                      ---------------------------------







                           Consolidated Balance by business line for the period
                            ended March 31, 2003
                                                                                                            Euro Million
                                                                                                            ------------
                                                                                         Corporate               Total
                         Generation Distribution Supply Services Europe  Other     Latin  Structure Adjustments Consolidated
                                                                      Businesses America
Intangible Assets                 30         142    25      50    41        130      81       27        -29         497
Utility plant                  8,245       6,368     8      58 2,375        375   9,042       17        339      26,827
Financial investments          1,006       1,294   115     183   453      1,563   1,378   38,232    -37,287       6,937
Goodwill                           0           9     0       0 1,697        438   2,588        0         -9       4,723
Deferred charges                  25         153     1       0     0          1     131      758       -405         664
Current assets                 1,250       1,212   522      36   436        368   2,805    5,842     -3,123       9,348
  TOTAL                       10,556       9,178   671     327 5,002      2,875  16,025   44,876    -40,514      48,996

Stockholder's equity           4,242       1,999    30      87 1,471        193   2,034   19,066    -20,452       8,670
Minority interests                 0          11     0       2 1,152         49   1,894        0      1,589       4,697
Negative goodwill                 27          68     0       0     0          3      17        0       -102          13
Deferred revenues                101       1,033     1      41     2         99     146       13        -58       1,378
Provisions for
 contingencies and expenses    1,182       1,752    34     117   135         66     723      308         25       4,342
Long term debt                 3,698       2,673   294       3   496      1,874   7,591   21,678    -18,639      19,668
Current liabilities            1,306       1,642   312      77 1,746        591   3,620    3,811     -2,877      10,228
  TOTAL                       10,556       9,178   671     327 5,002      2,875  16,025   44,876    -40,514      48,996






                           Statement of Income by business line for the period
                            ended March 31, 2003

       Euro Million                                                                      Corporate               Total
                        Generation Distribution Supply Services Europe  Other     Latin  Structure Adjustments Consolidated
                                                                      Businesses America
Revenues                         916       1,293   356      46   582         31     844      170       -311       3,927
Other operating revenues          15          37    10       0     4          7      28        2        -16          87
Purchases                       -397        -794  -223       6  -414         -9    -268      -38        162      -1,975
Other external expenses          -93        -193  -128     -34   -19        -11    -149      -20        165        -482
Personnel expenses               -83         -89    -9     -10   -18         -4     -56      -17          0        -286
Depreciation and
 amortization + changes in
 provisions                     -159         -95    -2      -4   -28         -8    -108       -3          0        -407
Operating income (loss)          199         159     4       4   107          6     291       94          0         864
Financial Income (Loss)          -36         -46    -2       0   -13        -23     -48      -19          0        -187
Income from equity method          0           0     0       0   -15        -34     -40        2          0         -87
Nonoperating income (Loss)         6         534     0       0    -1         -4     -72       65          0         528
Income before taxes              169         647     2       4    78        -55     131      142          0       1,118
Income Taxes                     -53        -149    -1      -1   -31         10     -27      -49          0        -301
Minority interests                 0          -1     0       0   -22         -1    -123       -1          0        -148
NET INCOME (*)                   116         497     1       3    25        -46     -19       92          0         669

(*) Before allocation of Corporate Structure's financial expenses to the businesses.







                                     ENDESA S.A. AND SUBSIDIARIES
                                 PROFORMA CONSOLIDATED BALANCE SHEETS
                                       ENERSIS BY EQUITY METHOD
                                         AS OF MARCH 31, 2003
                                              (Unaudited)
                                                                                       Euro Million
                                                           ----------------------------------------

    ASSETS                                                                                31.03.03
                                                           ----------------------------------------
    Utility plant and intangible assets                                                     18,448
    Financial investments                                                                    7,802
    Goodwill                                                                                 3,266
    Deferred charges                                                                           539
    Current assets                                                                           7,491
    TOTAL                                                                                   37,546
                                                           ----------------------------------------


    STOCKHOLDERS' EQUITY
    AND LIABILITES                                                                        31.03.03
                                                           ----------------------------------------
    Stockholder's equity                                                                     8,670
      Subscribed capital stock                                                               1,271
      Reserves                                                                               9,924
      FX translation differences                                                            (3,194)
      Income allocable to the controlling company                                              669
    Minority interests                                                                       2,788
    Negative goodwill                                                                           13
    Deferred revenues                                                                        1,264
    Provisions for contingencies and expenses                                                3,910
    Long term debt                                                                          14,030
    Current liabilities                                                                      6,871
    TOTAL                                                                                   37,546
                                                           ----------------------------------------




                          ENDESA S.A. AND CONSOLIDATED
                                  SUBSIDIARIES
                              FINANCIAL INVESTMENTS
                           (ENERSIS BY EQUITY METHOD)
                              AS OF MARCH 31, 2003

 Euro million                                     (Unaudited) Euro million                             BALANCE
 -------------------------------------------------            ------------------------------------

 GOODWILL OF GLOBAL CONSOLIDATED COMPANIES             1,440  LONG TERM INVESTMENTS IN SECURITIES               287
 Endesa Holding Italia                                 1,440  Nueva Nuinsa, S.L.                                 65
                                                              Euskaltel                                          29
 INVESTMENTS CARRIED OUT BY EQUITY METHOD AND                 Teneguia Gestion Financiera S.L.
  GOODWILL                                             3,779                                                     20
 Auna                                                  1,047  AIE Asco - Vandellos                               16
 Enersis                                                 822  Lyonnaise D'eaux                                   14
 Snet                                                    436  DS2                                                13
 Luz de Bogota (Codensa)                                 315  Minas y Ferrocarriles de Utrillas                   9
 Capital de Energia (Emgesa)                             252  Minas Gargallo                                      8
 Smartcom                                                243  Ecasa                                               8
 Aguas de Barcelona                                      114  Dicogexsa                                           6
 Cerj                                                     92  Arch Coal Inc. (A.C.I.)                             4
 Investluz                                                91  Fondos Inversion Enertch                            4
 Red Electrica de Espana, S.A.  (REE)                     82  Reganosa                                            4
 Tejo                                                     53  Other                                              87
 Distrilima (Edelnor)                                     27
 CPE                                                      23  LOANS                                           2,685
 Central Termoelectrica de Fortaleza                      21  Enersis                                         1,236
 Cepm                                                     13  Endesa's Tariff Deficit                           587
 Edesur                                                   13  Guarantees and deposits                           311
 Yacilec                                                      Endesa's Extrapeninsular Tariff
                                                          11   Deficit                                          115
 ENDITEL I                                                 9  Fixed income securities                           100
 Cia Eolica Tierras Altas                                  8  Loans to personnel                                 92
 Cemsa                                                     6  Elcogas                                            70
 Coelce                                                    6  Loans to Ecyr subsidiaries                         42
 P.E. Sierra del Madero                                    5  Auna                                               29
 Tirme                                                     5  Emesa                                              22
 Eolica Valle del Ebro                                     4  Megasa                                             11
 P.E. Barbanza                                             4  Enditel I                                           8
 Sdad Eolica de Andalucia                                  4  Gas Alicante                                        6
 Sdad Termica Portuguesa                                   4  Soprolif                                            5
 Meridional de Gas                                         4  Other                                              51
 Other                                                    65

                                                              Advanced tax and tax credit  and
                                                               other                                          2,877

                                                              TOTAL FINANCIAL INVESTMENTS and
                                                               GOODWILL                                      11,068
